Via Facsimile and U.S. Mail
Mail Stop 4720

September 23, 2009

Mr. Gearóid M. Faherty
Chairman and Chief Executive Officer
EURAND N.V.
Olympic Plaza
Fred. Roeskestraat 123, 1076 EE
Amsterdam, The Netherlands

Re: EURAND N.V.
Form 20-F for the Period Ended December 31, 2008
Filed March 31, 2009
File No. 001-33444

Dear Mr. Faherty:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief